UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule (13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-d2(a)
(Amendment No. __)*
Azure Power Global Limited
(Name of Issuer)

Equity Shares
(Title of Class of Securities)

V0393H103
(CINS Number)

Soulef Hadjoudj Caisse de dépôt et placement du Québec 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3 (514) 847-5998
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS CDPQ Infrastructures Asia Pte Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,661,522
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,661,522
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,661,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14		TYPE OF REPORTING PERSON* CO

1		NAME OF REPORTING PERSONS Caisse de dépôt et placement du Québec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,661,522
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,661,522
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,661,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14		TYPE OF REPORTING PERSON* OO

ITEM 1.	SECURITY AND ISSUER.
This Statement is being filed by CDPQ Infrastructures Asia Pte Ltd. ("CDPQ Infrastructures") and Caisse de dépôt et placement du Québec ("CDPQ" and, together with CDPQ Infrastructures, the "Reporting Persons") and relates to Equity Shares (the "Shares") issued by Azure Global Power Limited (the "Issuer"). The principal executive offices of the Issuer are located at 8 Local Shopping Complex, Pushp Vihar, Madangir, New Delhi, 110062, India.

ITEM 2.	IDENTITY AND BACKGROUND.
(a) CDPQ Infrastructures is a company organized and existing under the laws of Singapore and is a wholly owned subsidiary of CDPQ. CDPQ is a legal person without share capital created by a special act of the Legislature of the Province of Québec.
(b) and (c) The address for CDPQ Infrastructures is 1 Raffles Quay, #21-01 North Tower, Singapore 048583. The principal business of CDPQ Infrastructures is as an investment holding company. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of CDPQ Infrastructures are available in Annex A to this Schedule 13D. The address for CDPQ is 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3. The principal business of CDPQ is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province of Québec. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person are available in Annex A to this Schedule 13D.
(d) and (e) During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the executive officers or directors of such Reporting Person have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The citizenship of the natural persons who are officers, directors or controlling persons of each of the Reporting Persons is set forth in Annex A.
Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On October 17, 2016, CDPQ Infrastructures acquired 4,166,667 newly issued Shares from the Issuer in a private placement transaction (the "Private Placement"), at price of $18.00 per Share for an aggregate purchase price of $75,000,006.00, pursuant to the Share Purchase Agreement, dated as of September 30, 2016 (the "Share Purchase Agreement"), between CDPQ Infrastructures and the Issuer. The issuance and sale of the Shares to CDPQ Infrastructures was made in reliance on an exemption from registration contained in Regulation S under the Securities Act of 1933, as amended (the "Securities Act").  A summary of the Share Purchase Agreement is set forth in Item 6. The source of the funds used by CDPQ Infrastructures to acquire the Shares pursuant to the Share Purchase Agreement was working capital provided by CDPQ. The source of funds used by CDPQ to provide such working capital to CDPQ Infrastructures was funds on deposit at CDPQ.
Between October 14, 2016 and October 27, 2016, CDPQ Infrastructures purchased an additional 494,855 Shares in open market transactions for an aggregate purchase price of $7,251,701.23 The source of the funds used by CDPQ Infrastructures to acquire such additional Shares was working capital provided by CDPQ. The source of funds used by CDPQ to provide such working capital to CDPQ Infrastructures was funds on deposit at CDPQ.
ITEM 4.	PURPOSE OF TRANSACTION.
The Reporting Persons purchased the Shares for investment purposes, including the opportunity to provide equity financing to fund the development or acquisition of new power projects of the Issuer's subsidiaries. Each of the Reporting Persons expects to evaluate on an ongoing basis its interest in, and intentions with respect to, the Issuer. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time (including in open market, privately negotiated or other transactions) acquire additional securities of the Issuer or its subsidiaries, including additional Shares; dispose of all or a portion of the securities of the Issuer or its subsidiaries, including the securities of the Issuer and its subsidiaries that it now owns or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities. Each of the Reporting Persons may also encourage, including, without limitation, through CDPQ Infrastructures' designee on each of the Issuer's and AZI's board of directors and/or communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer; existing or potential strategic partners; industry analysts; and other investment and financing professionals, the Issuer to consider or explore any of the items enumerated in the following paragraph.
Except as described above in this Item 4 and in Item 6, the Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
The responses to this Item 5 and the information on the cover page are based on their being 25,915,959 Shares outstanding after giving effect to the Issuer's initial public offering of Shares and the issuance of Shares to CDPQ Infrastructures pursuant to the Share Purchase Agreement, as reported on the Issuer's Form 424B4 filed with the with the Securities and Exchange Commission on October 13, 2016.
(a) and (b) As a result of the transactions described above, CDPQ Infrastructures is the direct beneficial owner of 4,661,522 Shares, which represents 18.0 % of the Issuer's outstanding Shares. CDPQ, through its ownership of CDPQ Infrastructures, may be deemed to share voting and dispositive power over the Shares beneficially owned or deemed to be beneficially owned by CDPQ Infrastructures.
(c) The transactions by the Reporting Persons in the Shares during the past sixty days are set forth in Annex B. Except as otherwise disclosed therein, the Reporting Persons have not effected any transaction in the Shares in the last 60 days.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Shares beneficially owned by the Reporting Persons.
(e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Share Purchase Agreement
Pursuant to the Share Purchase Agreement, CDPQ Infrastructures agreed with the Issuer not to, directly or indirectly, sell, transfer or dispose of any Shares acquired in the Private Placement for a period of 270 days after the closing date of the Private Placement, subject to certain exceptions (the "Lock Up").
Under the terms of the Share Purchase Agreement, CDPQ Infrastructures has the right to designate one person to the boards of directors of the Issuer and Azure Power India Private Limited ("AZI"), a wholly owned subsidiary of the Issuer, subject to applicable board and shareholder approvals. As of the date of this filing, CDPQ Infrastructures intends to designate Cyril Sébastien Dominique Cabanes to serve as its nominee on the Issuer's and AZI's board of directors. Through CDPQ Infrastructures' designated director of the Issuer and AZI, CDPQ Infrastructures may take an active role in working with the Issuer's and AZI's management on operational, financial and strategic initiatives.
Under the Share Purchase Agreement, CDPQ Infrastructures has the right of first offer to provide equity financing to fund the development or acquisition of new power projects of the Issuer's subsidiaries, subject to approval of the Issuer's board. If the necessary approvals for the right of first offer are not obtained by the Issuer within 30 business days of closing of the Private Placement, CDPQ Infrastructures' Lock Up will immediately terminate.

Registration Rights Agreement
At the closing of the transactions contemplated by the Share Purchase Agreement, the Issuer and CDPQ Infrastructures entered into a Registration Rights Agreement, dated as of October 17, 2016. Pursuant to the terms of the Registration Rights Agreement, at any time or from time to time, CDPQ Infrastructures may request that the Issuer effect a registration under the Securities Act of all or any part of the Registrable Securities (as defined in the Registration Rights Agreement) owned by CDPQ Infrastructures (each such registration is referred to as a "Demand Registration"), provided that the Registrable Securities to be so registered (i) have an aggregate value of at least $25 million, based on the closing trading price of the Shares on the date the demand to file such Demand Registration Statement (as defined in the Registration Rights Agreement) is made, or (ii) include all Registrable Securities of CDPQ Infrastructures which remain outstanding at such time.
At any time after the Issuer becomes eligible to file a shelf registration statement under the Securities Act, the registration statement to be filed by the Issuer pursuant to any Demand Registration may be required by CDPQ Infrastructures to be in the form of a shelf registration statement (or any similar or successor form for which the Issuer then qualifies).
CDPQ Infrastructures is entitled to not more than three Demand Registrations and is entitled to no more than one Demand Registration per six-month period.
Whenever the Issuer proposes to file a registration statement including, but not limited to, registration statements relating to its secondary offerings of securities (but excluding registration statements relating to the paragraphs above and relating to employee benefit plans or with respect to corporate reorganizations) at any time and from time to time, the Issuer will, at least 20 days prior to such filing, give written notice to CDPQ Infrastructures of its intention to do so and, upon the written request of CDPQ Infrastructures given within 10 days after the Issuer provides such notice, the Issuer will use its reasonable efforts to cause all Registrable Securities that CDPQ Infrastructures has requested to register or to be registered under the Securities Act to the extent necessary to permit their sale or other disposition in accordance with the intended methods of distribution specified in the request of CDPQ Infrastructures, provided that the Issuer shall have the right to postpone or withdraw any such registration effected without obligation to CDPQ Infrastructures.
The foregoing summaries of the Share Purchase Agreement and the Registration Rights Agreement described in this Item 6 do not purport to be complete and, as such, are qualified in their entirety by the Share Purchase Agreement, including the Registration Rights Agreement which is an annex thereto, set forth in Exhibit 99.2 hereto and incorporated in this Item 6 by reference.
Except for the Share Purchase Agreement and the Registration Rights Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
Exhibit No.	Description
99.1 99.2
Joint Filing Agreement, dated as of October 27, 2016, between the Reporting Persons.
Share Purchase Agreement, dated as of September 30, 2016, between the Issuer and CDPQ Infrastructures (incorporated by reference to Exhibit 10.26 to the seventh amendment to the Issuer's registration statement on Form F-1 filed by the Issuer with the Securities and Exchange Commission on October 3, 2016.)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2016

CDPQ INFRASTRUCTURES ASIA PTE LTD.
By:	/S/ Cyril Cabanes
Name: Cyril Cabanes Title: Director

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2016

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC
By:	/S/ Soulef Hadjoudj
Name: Soulef Hadjoudj Title: Legal Counsel

Annex A

CDPQ INFRASTRUCTURE ASIA PTE. LTD

Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship
Cyril Sébastien Dominique Cabanes	One Raffles Quay, #21-01 North Tower, 1 Raffles Quay, Singapore 048583	Corporate Director Vice-President, Transactions – Infrastructures, Caisse de dépôt et placement du Québec	Australian
Dave Brochet	One Raffles Quay, #21-01 North Tower, 1 Raffles Quay, Singapore 048583	Company Secretary and Corporate Director General Manager, Caisse de dépôt et placement du Québec	Canadian

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship
Robert Tessier	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Chairman of the Board of Directors	Canadian
Elisabetta Bigsby	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Bertrand Cesvet	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director Executive Chairman, Senior Partner, Sid Lee	Canadian
Patricia Curadeau-Grou	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Michel Després	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President and General Manager, Retraite Québec	Canadian
Rita Dionne-Marsolais	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Gilles Godbout	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
François Joly	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Jean La Couture	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President, Huis Clos Ltée	Canadian
Diane Lemieux	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President and General Manager, Commission de la construction du Québec	Canadian
Wendy Murdock	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
François R. Roy	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Ouma Sananikone	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Australian and British
Michael Sabia	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President, Chief Executive Officer and Corporate Director	Canadian
Claude Bergeron	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Risk Officer	Canadian
Michèle Boisvert	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Business Outreach	Canadian
Ani Castonguay	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Senior Vice-President, Public Affairs	Canadian
Marc Cormier	1000, place Jean-Paul-Riopelle 6th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Fixed Income and Active Overlay Strategies	French and Canadian
Christian Dubé	1000, place Jean-Paul-Riopelle 4th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Quebec	Canadian
Jean-Luc Gravel	1000, place Jean-Paul-Riopelle 7th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Equity Markets	Canadian
Rashad Kaldany	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Growth Markets.	American
Roland Lescure	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Investment Officer	French and Canadian
Pierre Miron	1000, place Jean-Paul-Riopelle 5th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Operations and Information Technology	Canadian
Jean Michel	1000, place Jean-Paul-Riopelle 8th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Advisory with the Depositors and Strategic Analyses	Canadian
Maarika Paul	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Financial Officer	Canadian
Oona Stock	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Talent Management and Organizational Development	Canadian
Macky Tall	1000, place Jean-Paul-Riopelle 3rd floor Montréal, Québec H2Z 2B3	Executive Vice-President	Malian and Canadian

  Annex B

Schedule of Transactions

CDPQ INFRASTRUCTURE ASIA PTE. LTD

Date of Transaction	Security	Amount of Securities Bought	Unit Cost	Where and How Effected
10/14/2016	Equity Shares	200,000	$13.7396	Open Market
10/17/2016	Equity Shares	4,166,667	$18.00	Private Placement
10/17/2016	Equity Shares	8,600	$14.1115	Open Market
10/17/2016	Equity Shares	41,757	$14.1186	Open Market
10/18/2016	Equity Shares	20,885	$14.7330	Open Market
10/19/2016	Equity Shares	39,150	$15.4086	Open Market
10/20/2016	Equity Shares	22,660	$15.5558	Open Market
10/20/2016	Equity Shares	2,500	$15.4856	Open Market
10/21/2016	Equity Shares	119,412	$15.5997	Open Market
10/21/2016	Equity Shares	10,681	$15.5806	Open Market
10/24/2016	Equity Shares	4,540	$15.6009	Open Market
10/25/2016	Equity Shares	1,400	$15.6757	Open Market
10/26/2016	Equity Shares	17,826	$15.8948	Open Market
10/27/2016	Equity Shares	5,444	$15.6858	Open Market

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

None.

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the equity shares of Azure Power Global Limited, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of October 27, 2016.

CDPQ INFRASTRUCTURES ASIA PTE LTD.
By:	/S/ Cyril Cabanes
Name: Cyril Cabanes Title: Director

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC
By:	/S/ Soulef Hadjoudj
Name: Soulef Hadjoudj Title: Legal Counsel